EXHIBIT 99.2
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PRESS RELEASE
FOR IMMEDIATE RELEASE
FEBRUARY 21, 2005

       VIKING ENERGY ROYALTY TRUST TAKES CONTROL OF KENSINGTON ENERGY LTD.
                         AND EXTENDS OFFER TO PURCHASE
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CALGARY, FEBRUARY 21, 2005 - Viking Energy Royalty Trust (TSX:VKR.UN)
("Viking") and Kensington Energy Ltd. (TSX:KNN) ("Kensington") announce that
58.3 million Class A shares of Kensington, representing approximately 89.8% of the issued and outstanding shares, have been tendered to the previously announced offer by Viking's indirect wholly-owned subsidiary, Viking Kensington Inc. ("VKI"), to acquire all of the shares of Kensington at a price of $0.52 per share. The Offer expired at 12:00 midnight (Calgary time) on February 18, 2005. Viking has instructed the depository under the Offer to take up and pay for all validly deposited shares of Kensington as of the expiry time of the Offer.

VKI has extended its Offer to 7:00 p.m. (Calgary time) on March 7, 2005 to allow additional time for the Kensington Shareholders who have not deposited their shares of Kensington to tender their shares to the Offer. Subsequent thereto, VKI intends to acquire all of the remaining Kensington Shares not deposited under the Offer either by the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (Alberta) or pursuant to a subsequent acquisition transaction.

Pursuant to the Pre-Acquisition Agreement, the Kensington's directors and officers resigned upon VKI acquiring the Kensington Shares and all unexercised options to acquire Kensington shares have been terminated. Nominees of Viking have filled the Kensington director and officer vacancies.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust now has 166,723,865 units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

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For further information contact:

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John Zahary, President and CEO                        Viking Energy Royalty Trust
                                                      Suite 400, 330-5th Avenue S.W.
         or                                           Calgary, Alberta, T2P 0L4

Robert Fotheringham, Vice President Finance and CFO   Ph:  (403) 268-3175
                                                      Toll Free:  1-877-292-2527
         or
                                                      Email: vikingin@viking-roy.com
Diane Phillips, Investor Relations
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             For more information about Viking Energy Royalty Trust,
                   visit our website at www.vikingenergy.com